# OPTIONAL QUESTION & ANSWER FORMAT

## FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer: _____Housebook, Inc._____

## ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are **true** for the issuer:
   ⚞ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ⚞ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ⚞ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ⚞ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualifi cation specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ⚞ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ⚞ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously **failed** to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?  ☐Yes ☒ No
Explain: _____

## DIRECTORS OF THE COMPANY

**4. Provide the following information about each director** (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____Yanli Gong_____ Dates of Board Service: _____2016_____

Principal Occupation: _____President/CEO_____

Employer: Dates of Service: _____2016_____

Employer's principal business: ___Developing 3D app_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____ Dates of Service: _____

    Position: _____ Dates of Service: _____

    Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

## OFFICERS OF THE COMPANY

**5. Provide the following information about each officer** (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:_____Yanli Gong _____

Title: _____President/CEO_____ Dates of Service: _____2016_____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____
Responsibilities:_____

Position: _____ Dates of Service: _____
Responsibilities:_____

Position: _____ Dates of Service: _____
Responsibilities:_____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____Housebook, Inc._____
Employer's principal business: _____
Title: _____President/CEO_____ Dates of Service: _____2016_____
Responsibilities: _____

Employer: _____Sycarmore Enterprise Soul_____
Employer's principal business: _____
Title: _____CEO_____ Dates of Service: _____2015_____
Responsibilities: _____

Employer: _____Sycarmore Enterprise Soul_____
Employer's principal business: _____
Title: _____CEO_____ Dates of Service: _____2014_____
Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

## PRINCIPAL SECURITY HOLDERS

**6. Provide the name and ownership level of each person**, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| ---------------------------- | -------------------------------- | ------------------ |
| _Yanli Gong_____ | 9,000,000 and common__ | _90_____% |
| _____ | _____ | _____% |
| _____ | _____ | _____% |
| _____ | _____ | _____% |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

**7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Description: HouseBook (HB), Inc. was incorporated in Washington, DC as a C corporation in January 2016. HB has developed a 3D software platform, with a pending U.S. patent, for public safety and facility management. The platform can be used to display exit routes, water pipe, fire alarms, and electricity layouts of a building in 3D graphs in real time. The platform has been used on public work facilities, buildings, and other facilities. Users have been experiencing benefits of visualizing the entire building in 3D graphs as well as in real time.

The software platform is developed by implementing HB's 3D Map and Routing APIs, engine, and 3D editor. The platform is an excellent tool for emergency preparedness, reporting, notification and responses; damage assessment and emergency debrief. For facility management, the platform can be used to report exact locations of water pipe leakage, electricity outage and fire alarms initiated, as well as where exit routes have been blocked.

Market: HB expects that the 3D platform would have a huge market and the demand would be strong. That is because the HB's 3D platform is unique and the leader in 3D graph application. HB believes that its 3D platform is far more advanced than any software product on the market.

Competitors: HB believes that none of competitor has a product or platform either with similar capabilities or used in application. The HB's 3D software platform leads at least 3 to 5 years ahead of any competitor. To keep the HB's leading position in this market niche, HB expects to devote more efforts in marketing and sales while continuing to develop new features for the platform.

Revenue/Cost/Profit: HB expects to receive payments from the current customers within 6 months or less. HB also expects that revenue will grow from $2 million in the first full year of operation to $5 million in two or three years.

HB expects to be profitable and will be able to distribute dividends to investors about 6 months after receiving payments from the current customers.

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**8. Discuss the material factors that make an investment in the issuer speculative or risky:**

(1) Although HB has two customers and expects them to make payment within 6 months or less, they may delay or decide not making payment for reasons out of HB's control.
(2) Investors may lose their investment made to HB and may not get dividends as expected if HB cannot generate expected revenues from the sales.
(3) _____
(4) _____
(5) _____
(6) _____
(7) _____
(8) _____
(9) _____
(10) _____
(11) _____

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

# THE OFFERING

## 9. What is the purpose of this offering?

Answer: The purpose of this offering is to raise funds and support HB to develop and market a 3D software platform, with a pending U.S. patent, for public safety and facility management.

## 10. How does the issuer intend to use the proceeds of this offering?

|  | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Total Proceeds | $ 100,000 | $1,000,000 |
| Less: Offering Expenses |  |  |
| (A) Portal | 5,000 | 50,000 |
| (B) |  |  |
| (C) |  |  |
| Net Proceeds | $ 95,000 | $ 950,000 |
| Use of Net Proceeds |  |  |
| (A) Salaries | 90,000 | 750,000 |
| (B) Marketing | 5,000 | 200,000 |
| (C) |  |  |
| Total Use of Net Proceeds | $ 95,000 | $ 950,000 |

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specifi city.

## 11. How will the issuer complete the transaction and deliver securities to the investors?

Answer: If the investment commitments reach the target offering amount on the deadline date identified in the offering materials, the offering will be closed. Investors then will be informed via email, and the records of securities will be delivered to a transfer agent or the issuer for record keeping.

## 12. How can an investor cancel an investment commitment?

Answer: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the offering materials. However, investors cannot cancel investment commitments for any reason, once the offering period is within 48 hours to the deadline, even if they can make investment commitments in that time period.

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

**13. Describe the terms of the securities being offered.**

Answer: HB will issue one class of common stock that will have unlimited voting right.

**14. Do the securities offered have voting rights?** ☒Yes ☐No

**15. Are there any limitations on any voting or other rights identified above?** ☐Yes ☒No
Explain:_____

**16. How may the terms of the securities being offered be modified?**

Answer: The issuer's board of directors, officers and major stockholders will determine how to modify the terms of securities being offered.

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or

in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding?** Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| ---------------------- | --------------- | --------------- | ------------------ | -------------------- |
| Preferred Stock (list each class in order of preference): _____ | | | ☐ Yes ☐ No | ☐ Yes ☐ No  Specify: _____ |
| _____ | | | ☐ Yes ☐ No | ☐ Yes ☐ No  Specify: _____ |
| Common Stock: | 10 million | 10 million | ☒ Yes ☐ No | ☐ Yes ☒ No  Specify: _____ |
| Debt Securities: | | | ☐ Yes ☐ No | ☐ Yes ☐ No  Specify: _____ |
| Other: _____ | | | ☐ Yes ☐ No | ☐ Yes ☐ No  Specify: _____ |
| _____ | | | ☐ Yes ☐ No | ☐ Yes ☐ No  Specify: _____ |

| **Class of Security** | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|

```
----------------------                    -----------------------
```
Warrants:
Options:
Other Rights:

```
_____
```

```
_____
```

18. How may the **rights of the securities** being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

<u>Answer:</u> None.

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** ☐Yes ☒No  Explain:
_____

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

<u>Answer:</u> When the principal shareholders identified in Question 6 exercise their rights, it could affect investors on several issues such as distribution of dividends, issuance of additional shares, sale of the issuer either entirely or partially, and sale of the issuer's assets.

**21. How are the securities being offered being valued?** Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

<u>Answer:</u> The common stocks are valued by using the revenue estimated for the future years.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

<u>Answer:</u> The sale of additional authorized shares may dilute the value of shares purchased by investors.

**23. What are the risks to purchasers associated with corporate actions including:**

> • additional issuances of securities,
> • issuer repurchases of securities,
> • a sale of the issuer or of assets of the issuer or
> • transactions with related parties?

<u>Answer:</u> Risks associated with corporate actions are: (1) additional issuance of securities may dilute the value of stocks, (2) issuer repurchases of securities would reduce the percentage of purchasers' ownership, (3) a sale of the issuer or of assets of the issuer may result loss of stock value, and (4)

transactions with related partities may result change in major ownership.

**24. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| ------------------- | ---------------- | ---------------- | ------------------- | ---------------------------- |
| | $ _____ | _____% | | |
| | $ _____ | _____% | | |
| | $ _____ | _____% | | |

Answer: None.

**25. What other exempt offerings has the issuer conducted within the past three years?**

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| ------------ | ---------------- | ----------------------- | ------------------ | ---------------------- |
| | | | $ _____ | |
| | | | $ _____ | |
| | | | $ _____ | |

Answer: None.

**26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction** since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| --------------------- | ------------------- | ---------------------- | ------------------- |
| | | | $ _____ |
| | | | $ _____ |
| | | | $ _____ |

Answer: None.

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?** ☐ Yes ☒ No

**28.** Describe the **financial condition** of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Description. HB has a limited history of operation. The funding request is important to the HB's operation and will be supplemental to the revenue. Without the funding support, HB will be limited in hiring full-time marketing and technical staff to expand the market reach for the 3D app. Once the funds are raised, HB anticipates to use funds immediately and to be profitable, which is the first financial milestone. HB will rely on the revenue generated from sales and the funds raised.

INSTRUCTIONS TO QUESTION 28:
The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or

required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

## FINANCIAL INFORMATION

**29. Include the financial information specified below** covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

| Aggregate Offering Amount (defined below): | Financial Information Required: | Financial Statement Requirements: |
|---|---|---|
| (a) $100,000 or less: | ☒ The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):<br>o Total income<br>o Taxable income; and<br>o Total tax;<br>certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and<br>☐ Financial statements of the issuer and its predecessors, if any. | Financial statements must be certified by the principal executive offi cer of the issuer as set forth below.<br><br>If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer. |
| (b) More than $100,000, but not more than $500,000: | ☐ Financial statements of the issuer and its predecessors, if any. | Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br><br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial |

statements.

| (c) More than $500,000: | ☐ Financial statements of the issuer and its predecessors, if any. | If the issuer has previously sold securities in reliance on Regulation Crowdfunding: |
|---|---|---|

(c) More than $500,000:

☐ Financial statements of the issuer and its predecessors, if any.

If the issuer has previously sold securities in reliance on Regulation Crowdfunding:

> Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.

If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:

Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return fi led for the prior year (if any), provided that the issuer provides information from the tax return for the most

recently completed fiscal year when it is fi led, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:
(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
(i) Rule 2-01 of Regulation S-X or
(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial

statements provided must be for the issuer's two most recently completed fi scal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the fi nancial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

**30.** With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within **10 years** (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any **felony or mis demeanor**:

     (i) in connection with the purchase or sale of any security? ☐ **Yes** ☒ **No**

     (ii) involving the making of any false filing with the Commission? ☐ **Yes** ☒ **No**

     (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities ealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ **Yes** ☒ **No**

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     (i) in connection with the purchase or sale of any security? ☐ **Yes** ☒ **No**;

     (ii) involving the making of any false filing with the Commission? ☐ **Yes** ☒ **No**

     (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ **Yes** ☒ **No**

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     (i) at the time of the filing of this offering statement bars the person from:

          (A) association with an entity regulated by such commission, authority, agency or officer? ☐**Yes** ☒**No**

          (B) engaging in the business of securities, insurance or banking? ☐**Yes** ☒**No**

          (C) engaging in savings association or credit union activities? ☐**Yes** ☒**No**

     (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐**Yes** ☒**No**

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

     (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐**Yes** ☒**No**

     (ii) places limitations on the activities, functions or operations of such person? ☐**Yes** ☒**No**

     (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐**Yes** ☒**No**

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within fi ve years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

     (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐**Yes** ☒**No**

     (ii) Section 5 of the Securities Act? ☐**Yes** ☒**No**

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐**Yes** ☒**No**

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐**Yes** ☒**No**

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐Yes ☒No

If Yes, explain: _____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

## OTHER MATERIAL INFORMATION

**31.** In addition to the information expressly required to be included in this Form, include:
(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Answer: HB also includes: (1) the screenshots of the offering presented on the funding portal and (2) the certificate of incorporation.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

------------------------April 30, 2017-------------------------------------------------------------------------------
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

----------------------http://www.housebookinc.com------------------------------------------------------------------

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemp- tion of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

## Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends: A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).